[Letterhead of The St. Joe Company]
Direct Dial: 904-301-4481
Direct Fax: 904-301-4681
E-Mail: jconnolly@joe.com
June 24, 2010
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Fax: 703-813-6984
Attention: Kevin Woody and Mark Rakip

Re:	The St. Joe Company
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 23, 2010
Schedule 14A
Filed March 29, 2010
SEC File No. 1-10466
Dear Mr. Woody and Mr. Rakip:
This letter responds to comments by the staff of the Securities and Exchange Commission (the “Commission”) contained in the letter (the “Comment Letter”) dated June 10, 2010, from you to William S. McCalmont, the Executive Vice President and Chief Financial Officer of The St. Joe Company (the “Company”). For ease of reference, we have reproduced below the full text of the staff’s comment, which is followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 6. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 32
Consolidated Results, page 32
Impairment Losses, page 34
1.	We note the significant impairment charge of $67.8 million incurred prior to the sale of Victoria Park. Please tell us the results and date of the previous impairment analysis regarding this property and the factors that led to such significant decrease in the value during 2009.

Securities and Exchange Commission
June 24, 2010

Victoria Park was a 1,859-acre, master-planned community with a golf course located in Deland, Florida. In the fourth quarter of 2008, an impairment analysis was performed for the Victoria Park community, considered as a long-lived asset to be held and used. The analysis was derived on an undiscounted cash flow basis over the expected life of the project and anticipated future sales prices of the underlying homesite inventory. As a result of that analysis, an impairment charge of $1,582,000 was taken. During the first quarter of 2009, an impairment analysis was performed on Victoria Park as a long-lived asset, and no additional impairments were deemed necessary at that time.
During the second quarter of 2009, internal discussions began about liquidating Victoria Park in order to take advantage of a tax loss carryback opportunity that would result in a significant tax refund. The tax refund opportunity would not have been available if the sale did not occur by December 31, 2009. Furthermore, the sale of Victoria Park was desirable as a disposition of a non-strategic asset as the Company’s focus was shifting more heavily to its Northwest Florida properties. The sale of Victoria Park also eliminated significant capital expenditure requirements going forward, thus improving the Company’s liquidity position. For these reasons, management decided to pursue the sale of Victoria Park if it could be closed before the end of 2009. Under these circumstances, management was willing to accept a substantially discounted sale price for the Victoria Park asset. If the sale of Victoria Park did not close before the end of 2009, management’s intent was to withdraw the offer to sell this project.
As discussed on page F-20 of our Form 10-K, the Company then conducted a nationally marketed sale process for the disposition of the remaining assets of Victoria Park. At that time, pricing was unknown, and it was not considered probable that Victoria Park would be sold by the end of 2009. As the potential sale progressed through the third and fourth quarters of 2009, there were significant uncertainties that precluded management from deeming that the sale would actually occur. There was no money of any potential buyer at risk; due diligence had not been completed; and any potential buyer’s ability to obtain financing was questionable in light of tight lending conditions in the credit markets. In fact, on October 30, 2009, the initial interested buyer elected not to proceed and negotiations commenced with a new buyer. It was not until December 15, 2009, when the new buyer’s deposit became nonrefundable and due diligence was completed, that management considered the closing of the sale probable. During the second and third quarters of 2009, management continued to evaluate potential impairment of this asset as a long-lived asset to be held and used and determined that the asset was recoverable with no impairment required. As of December 15, 2009, the asset was considered held for sale; an impairment analysis was performed using the current selling price as fair value; and the impairment charge to approximate fair value less costs to sell was taken.
The accelerated cash flows from the sales price of $11.0 million, plus the anticipated tax refund of $26.5 million generated by the sale in 2009, provided a higher overall value than the value of the discounted future cash flows that would have resulted from sales in the project over ten or more years.

Securities and Exchange Commission
June 24, 2010

2.	Given that final sales prices of inventory sold during the period is significant input in determining the value of your substantially completed homes and homesites, please tell us the effect of the Victoria Park sale had on your current valuations.
As discussed in our response to Comment 1 above, the sale of Victoria Park was accomplished in order to take advantage of certain tax loss carryback opportunities and to achieve certain strategic objectives. As such, the sales prices of inventory accepted at Victoria Park were at substantially discounted prices to achieve a liquidation of the property in 2009. In addition, unlike Victoria Park, which was developed on land acquired by the Company during early 2000, the majority of the Company’s remaining inventory was developed on land acquired decades ago, and as a result, has a substantially lower book basis. Management concluded that its carrying value was not in excess of the undiscounted future net sales prices of inventory in the Company’s remaining communities.
Item 7. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
16. Employee Benefit Plans, page F-33
Pension Plan, page F-33
3.	We note that you purchased a group annuity contract in an amount of $101 million allowing you to transfer and settle $93 million of the pension’s projected benefit obligation. Please tell us how such amounts reconcile to the $107.4 million amount included as a settlement reduction of the pension for both your projected benefit obligation and plan assets.
The $93 million pension benefit obligation represented the obligation prior to the annuity purchase for the affected retirees and vested terminated employees. The $101 million was the actual annuity purchase price paid for the annuity contract, which included a premium to assume these obligations. Immediately prior to the settlement the plan’s pension benefit obligation for the affected retirees and vested terminated employees was set to equal the purchase price of $101 million, with a corresponding offset to unrecognized actuarial loss. The difference between the $101 million and the $107.4 million of settlement charges were lump sum amounts paid to plan participants upon termination of employment unrelated to the annuity contract transaction. We will consider clarifying our disclosure in future filings.
Item 14. Exhibits and Financial Statement Schedule
Index to Exhibits, page 57
4.	It appears that two of the exhibits that you have filed with, via incorporation by reference to, the Form 10-K and listed in the exhibit index omit certain other

Securities and Exchange Commission
June 24, 2010

exhibits or schedules. Please explain to us why exhibits 10.1 and 10.5 have omissions from them of exhibits and schedules that are part of the filed exhibits. Alternatively, file a complete copy of exhibits 10.1 and 10.5.
Exhibit 10.1:
Exhibit 10.1 to our Form 10-K is our $125 million Credit Agreement dated September 19, 2008 with Branch Banking and Trust Company, which was filed as Exhibit 10.1 to a Current Report on Form 8-K filed on September 24, 2008. Along with the text of the Credit Agreement, we also filed all of the Exhibits to the Credit Agreement. Please see Exhibit A through Exhibit O included as part of Exhibit 10.1 to the Form 8-K. No exhibits to the Credit Agreement were omitted.
The Credit Agreement also contained standard representations and warranties that called for disclosure schedules to the Credit Agreement. We determined that these disclosure schedules, which are typically required in a Credit Agreement for legal purposes, (1) do not contain information that a reasonable investor would consider important in making an investment decision with respect to the Company or information that is material to an understanding of the terms of the Credit Agreement; and/or (2) are not material because the schedules contain information that is otherwise available in our Form 10-K.
For your information, the following is a list of the schedules to the Credit Agreement and a description of the information contained therein:
1.01 – Identified Mortgage Property: Contains a 30 page list of legal descriptions of rural acreage owned by our largest subsidiary. Because the Credit Agreement and our Form 10-K (on page 48) disclose that the bank has the right to file a mortgage on all properties owned by our largest subsidiary in an event of default, the actual list of the properties is not useful information for an investor.
4.24 – Subsidiaries of Borrower and Each Loan Party: Lists the Company’s subsidiaries, which list is also available as Exhibit 21.1 to the Form 10-K.
4.30 – Loans, Advances and Investments: Contains cross references to Schedules 5.10 and 5.12 described below.
4.33 – Material Contracts: No Company contracts are deemed to be material for purposes of the terms of the Credit Agreement.
5.10 – Loans and Advances: Lists the Company’s notes receivable, which are also described in Note 7 on page F-25 of the Form 10-K.
5.12 – Investments: Lists the Company’s investments in unconsolidated affiliates, which are also described in Note 6 on page F-24 of the Form 10-K.
5.13 – Permitted Liens: Describes immaterial permitted liens.

Securities and Exchange Commission
June 24, 2010

5.30 – Debt Outstanding: Lists the Company’s outstanding debt, which is also described in Note 13 on page F-29 of the Form 10-K.
5.36 – Operating Leases: Lists the Company’s various immaterial office leases.
Note that the schedules described above contain factual information presented as of August 31, 2008, which information is no longer accurate. We are concerned that filing the schedules at this time, almost two years later, could potentially be confusing or misleading to investors.
We note that the Commission permits registrants in Item 601(b)(2) to use discretion to omit immaterial schedules, and we respectfully submit that such discretion seems appropriate in this context as well. In response to the staff’s comment, however, we undertake to file all schedules and exhibits to material contracts filed with the Commission in the future pursuant to Item 601(b)(10).
Exhibit 10.5:
Exhibit 10.5 is the Fourth Amendment to our $125 million Credit Agreement dated October 15, 2009, which was filed as Exhibit 10.1 to a Current Report on Form 8-K on October 20, 2009. Please note that there are no exhibits or schedules to the Fourth Amendment.
In Section 2.05 of the Fourth Amendment, the amended language includes a reference to an Exhibit K, but this is a reference to the Exhibit K filed with the original Credit Agreement as described above. The Exhibit K itself was not amended. In Sections 2.07 and 2.08 of the Fourth Amendment, the amended language referred to Schedules 5.12 and 5.30, but, again, these were references to the original schedules of the Credit Agreement. There were no new schedules to the Fourth Amendment.
5.	We note your disclosure on page F-7 that approximately one-half of the wood harvested by you is sold under the long-term wood fiber supply agreement with the Smurfit-Stone Container Corporation. Please tell us what consideration you gave to including this supply agreement as an exhibit to the Form 10-K. Please see Item 601(b)(10)(ii)(B) of Regulation S-K.
We have not filed our wood fiber supply agreement with Smurfit-Stone Container Corporation because fiber supply agreements are commonly found in the forestry industry, and we consider the agreement and the sales under the agreement to be in our ordinary course of business. Furthermore, as our business is focused primarily on real estate development, we do not consider our business to be substantially dependent upon the sale of fiber to Smurfit-Stone under the fiber supply agreement.
Please note that in our Management’s Discussion and Analysis on page 47 we disclose the specific revenue amounts attributable to the fiber supply agreement for 2009 ($14.9

Securities and Exchange Commission
June 24, 2010

million), 2008 ($12.9 million) and 2007 ($13.3 million). As described in our segment information on page F-39, our consolidated operating revenues for the past three years were: 2009 ($138.3 million), 2008 ($258.2 million) and 2007 ($371.6 million). Comparing these amounts, the percentages of the revenues attributable to the fiber supply agreement as a percentage of consolidated operating revenues for the past three years were: 2009 (10.8%), 2008 (5.0%) and 2007 (3.6%). In management’s opinion, the business of the Company is not substantially dependent on revenues from the sale of wood fiber to Smurfit-Stone. We also note from a qualitative standpoint, that in the absence of the fiber supply agreement with Smurfit-Stone, we would likely be able to sell a significant portion of the fiber currently sold to Smurfit-Stone to other buyers.
If management’s opinion regarding the materiality of the Smurfit-Stone supply agreement were to change in the future, however, we would file the supply agreement as a material contract.
Definitive Proxy Statement on Schedule 14A
Information About the Nominees, page 7
6.	We note the disclosure in the second paragraph on page 7. For each director nominee, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that such person, on a person-by-person basis, should serve as a director. Please see Item 401(e) of Regulation S-K.
We included specific disclosure this year in our Proxy Statement in response to Item 401(e) of Regulation S-K. Under “Information About the Nominees” on pages 7-9, for each director we included a brief professional biography immediately followed by a description of the specific experience, qualifications, attributes and skills that led to the conclusion that such person should serve as a director. The disclosure for each director consisted of two paragraphs with the second paragraph representing the disclosure required by Item 401(e). Although we intended for the introductory paragraph on page 7 to provide the appropriate context for the disclosures about the nominees, in consideration of the staff’s comment, we will clarify the disclosure in future proxy statements.
Oversight of Risk Management, page 19
7.	We note your disclosure in response to Item 402(s) of Regulation S-K that the Compensation Committee has reviewed the compensation policies and practices for your employees and has determined that they do not create risks that are reasonably likely to have a material adverse effect on you. Please tell us of the basis for your conclusion and describe the process you undertook to reach that conclusion.

Securities and Exchange Commission
June 24, 2010

During the first quarter of 2010, management conducted an assessment of the risks associated with our compensation policies and practices, and reviewed and discussed this assessment with the Compensation Committee. This process included:
•	a review of our compensation programs;

•	the identification of program features that could potentially encourage excessive or imprudent risk taking of a material nature;

•	the identification of business risks that these program features could potentially encourage; and

•	the identification of factors that mitigate these risks.
Although we reviewed all of our compensation programs, we paid particular attention to programs that allow for variable payouts where an employee might be able to influence payout factors, such as our annual short-term incentive plan and our long-term equity incentive plan. Overall, we believe that our compensation programs are designed to incentivize employees to achieve Company objectives without encouraging excessive risk taking. In this regard, our compensation structure contains various features intended to mitigate risk. For example:
•	We use a balanced compensation structure designed to link appropriate portions of total compensation to our short-term and long-term performance.

•	Substantially all of the equity awards granted to employees under the Company’s equity-based plans are subject to multi-year time vesting which requires an employee to commit to the Company for a longer time horizon for such awards to be valuable.

•	The Company’s compensation policies and practices are generally uniform across each of our business units and geographic regions.

•	We periodically compare our compensation programs and overall compensation structure with industry practices and peers.

•	Compensation under our annual short-term incentive plan is based on entity level business objectives that are consistent with long-term value creation for our shareholders.

•	The Compensation Committee approves the performance measures and goals established for management under the annual short-term incentive plan.

Securities and Exchange Commission
June 24, 2010

•	The Compensation Committee requires regular substantive updates from management regarding the progress towards achievement of short-term performance objectives.

•	Our short-term incentive plan includes a high-degree of discretion by the Compensation Committee to award payouts under the plan based on a subjective, qualitative assessment of Company and individual performance, as well as quantitative factors.

•	The performance measures used in connection with our restricted stock grants with performance-based vesting conditions consist of a comparison of the Company’s total shareholder return to the total shareholder returns of selected peer groups. In our view, this type of market-based measure would be difficult to manipulate.

•	Our long-term equity incentive plan includes a clawback provision that allows the Company to recover performance-based compensation to executives in certain circumstances where there has been a substantial restatement of previously issued financial statements.

•	We have established internal controls and standards of ethics and a published code of conduct, all of which help mitigate compensation risk.

•	We employ various auditing processes on a regular basis in an effort to assure compliance with our internal controls and safeguards.

•	The Compensation Committee oversees our compensation policies and practices and is responsible for reviewing and approving executive base compensation, qualitative and quantitative evaluation of the annual short term incentive goal setting and achievement, long term stock incentive plan grants and grant formats and vestings, as well as other compensation plans applicable to senior management employees.
Based on the assessment described above, management and the Compensation Committee concluded that the risks associated with our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.
IV. Executive Compensation and Other Information, page 24
Annual Performance-Based Bonuses, page 28
Mechanics of the Plan, page 28
8.	You disclose that in early 2009, you assigned each named executive a designated target award calculated as a percentage of the named executive’s base salary. You state that the target awards, expressed as a percentage of base salary with the corresponding dollar amount, were as follows: Mr. Greene, 100% ($700,000.00); Mr. McCalmont, 75% ($300,000.00); Ms. Marx, 65% ($211,250.00); and Mr.

Securities and Exchange Commission
June 24, 2010

Solomon, 50% ($145,750). Please also disclose why these specific percentages of base salary were chosen. Please provide this disclosure in future filings and tell us how you plan to comply.
We generally determine executive compensation based on a comprehensive review of all components of compensation, including base salary, annual short-term incentives and long-term stock awards. The proportionate mix of compensation elements is more heavily weighted toward variable compensation (short-term incentives and long-term stock awards) than base salary. We believe that this approach to total compensation with a significant percentage of compensation dependent upon the performance of the Company effectively aligns management and shareholder interests.
In the case of the Mr. Greene, the President and Chief Executive Officer, the greatest proportion (approximately 50%) of his total compensation is in the form of long-term stock awards, which serve to align his pay with value creation for shareholders. Base salary and an annual short-term incentive bonus each represent approximately 25% of total compensation. For ease of understanding, however, the short-term annual incentive bonus is typically expressed as a percentage of base salary (i.e. a 100% target percentage for a short-term annual incentive bonus equates to 25% of targeted total compensation).
Once the CEO’s target bonus percentage was established, the Compensation Committee established target percentages for the next three executive officers in decreasing increments based on the relative ranks of those officers within the organization and their respective levels of authority, responsibility and personal risk. In setting the percentages, the Committee was generally guided by the principle described above that the executive officers should have a significant portion of their total compensation at-risk depending on Company performance. For executives other than the President and CEO, however, we believe that base salaries should represent a higher percentage of total compensation for purposes of executive recruitment and retention. The Committee also considered the factors described under “Internal Pay Equity” on page 27 in determining the specific target percentages.
In addition, in setting executive compensation, we refer to survey and peer group information regarding the compensation practices of other companies to determine if we are in-line with market compensation practices. The Compensation Committee also seeks guidance from its independent compensation consultant regarding the most appropriate total compensation levels and the proportionate compensation mix used for executive officers.
In consideration of the staff’s comment, we will include additional disclosure regarding the designation of the target percentages for our short-term annual incentive plan in future proxy statements.
At your request, the Company also hereby acknowledges the following:

Securities and Exchange Commission
June 24, 2010

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the foregoing, please contact me at your convenience at 904-301-4481.
Sincerely,
/s/ Janna L. Connolly
Janna L. Connolly
Senior Vice President and
Chief Accounting Officer

cc:	Wm. Britton Greene, President and Chief Executive Officer
William S. McCalmont, Executive Vice President and Chief Financial Officer
Reece B. Alford, Senior Vice President, Corporate Counsel and Secretary